Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID M. SILK	51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000		IGOR KIRMAN	JOSHUA A. FELTMAN
HERBERT M. WACHTELL	ROBIN PANOVKA			JONATHAN M. MOSES	ELAINE P. GOLIN
PAUL VIZCARRONDO, JR.	DAVID A. KATZ			T. EIKO STANGE	EMIL A. KLEINHAUS
PETER C. HEIN	ILENE KNABLE GOTTS			DAVID A. SCHWARTZ	KARESSA L. CAIN
HAROLD S. NOVIKOFF	JEFFREY M. WINTNER			JOHN F. LYNCH	RONALD C. CHEN
THEODORE N. MIRVIS	TREVOR S. NORWITZ			WILLIAM SAVITT	GORDON S. MOODIE
EDWARD D. HERLIHY	BEN M. GERMANA			ERIC M. ROSOF	DONGJU SONG
DANIEL A. NEFF	ANDREW J. NUSSBAUM	GEORGE A. KATZ (1965-1989)		MARTIN J.E. ARMS	BRADLEY R. WILSON
ANDREW R. BROWNSTEIN	RACHELLE SILVERBERG	JAMES H. FOGELSON (1967-1991)		GREGORY E. OSTLING	GRAHAM W. MELI
PAUL K. ROWE	STEVEN A. COHEN	LEONARD M. ROSEN (1965-2014)		DAVID B. ANDERS	GREGORY E. PESSIN
MARC WOLINSKY	DEBORAH L. PAUL			ANDREA K. WAHLQUIST	CARRIE M. REILLY
DAVID GRUENSTEIN	DAVID C. KARP	OF COUNSEL		ADAM J. SHAPIRO	MARK F. VEBLEN
STEVEN A. ROSENBLUM	RICHARD K. KIM			NELSON O. FITTS	VICTOR GOLDFELD
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	WILLIAM T. ALLEN	DAVID M. MURPHY	JOSHUA M. HOLMES	EDWARD J. LEE
SCOTT K. CHARLES	MARK GORDON	MICHAEL H. BYOWITZ	DAVID S. NEILL	DAVID E. SHAPIRO	BRANDON C. PRICE
JODI J. SCHWARTZ	JOSEPH D. LARSON	PETER C. CANELLOS	BERNARD W. NUSSBAUM	DAMIAN G. DIDDEN	KEVIN S. SCHWARTZ
ADAM O. EMMERICH	LAWRENCE S. MAKOW	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	IAN BOCZKO	MICHAEL S. BENN
GEORGE T. CONWAY III	JEANNEMARIE O’BRIEN	KENNETH B. FORREST	ERIC S. ROBINSON	MATTHEW M. GUEST	SABASTIAN V. NILES
RALPH M. LEVENE	WAYNE M. CARLIN	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAVID E. KAHAN	ALISON ZIESKE PREISS
RICHARD G. MASON	STEPHEN R. DiPRIMA	MAURA R. GROSSMAN	ERIC M. ROTH	DAVID K. LAM
MICHAEL J. SEGAL	NICHOLAS G. DEMMO	RICHARD D. KATCHER	MICHAEL W. SCHWARTZ	BENJAMIN M. ROTH
		MEYER G. KOPLOW	STEPHANIE J. SELIGMAN
		DOUGLAS K. MAYER	ELLIOTT V. STEIN
		ROBERT B. MAZUR	WARREN R. STERN
		MARSHALL L. MILLER	PATRICIA A. VLAHAKIS
		PHILIP MINDLIN	ANTE VUCIC
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

May 27, 2016

VIA HAND DELIVERY AND EDGAR

Sonia Gupta Barros, Esq.
Assistant Director
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Annaly Capital Management, Inc.
Registration Statement on Form S-4
Filed May 5, 2016
And Documents Incorporated by Reference
File No. 333-211140

Schedule TO-T
Filed May 5, 2016 by Annaly Capital Management, Inc.
File No:  5-83995

Dear Ms. Barros:

On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) we are providing the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 19, 2016, with respect to the Registration Statement on Form S-4 (File No. 333-211140), filed on May 5, 2016 (the “Registration Statement”), and Schedule TO (File No 5-83995), filed on May 5, 2016 (the “Schedule TO”).

This letter, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 4 to the Schedule TO (“Amendment No. 4”) are being filed electronically via EDGAR today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of Amendment No. 1 and Amendment No. 4 marked to indicate changes from the Registration Statement and Schedule TO, respectively.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1 and/or Amendment No. 4, as applicable. All references to page numbers in these responses are to the page numbers of the marked version of Amendment No. 1 and/or Amendment No. 4, as applicable.

Registration Statement on Form S-4

Selected Historical Consolidated Financial Data of Annaly, page 18

Selected Historical Consolidated Financial Data of Hatteras, page 20

1.                                      Please tell us why the ratio of earnings to fixed charges presented for Annaly do not agree to the ratio of earnings to fixed charges included in Exhibit 12.1 of Regulation S-K filed with Annaly’s Form 10-K for the fiscal year ended December 31, 2015.

Response:  The Company respectfully advises the Staff that subsequent to filing its Form 10-K for the fiscal year ended December 31, 2015, the Company revised its methodology for computing the ratio of fixed charges.  In response to the Staff’s comment, the Registration Statement has been revised to file Exhibit 12 of Regulation S-K as an exhibit to the Registration Statement.

2.                                      Please revise to file Exhibit 12 of Regulation S-K for Annaly and Hatteras for all periods presented, including the fiscal quarter ended March 31, 2016.

Response:  In response to the Staff’s comment, the Registration Statement has been revised to file Exhibits 12.1 and 12.2 as exhibits to the Registration Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 23

3.                                      Please revise here or elsewhere, as appropriate, to present the pro forma ratio of earnings to fixed charges in the format prescribed by Exhibit 12 of Regulation S-K.

Response:  In response to the Staff’s comment, the Registration Statement has been revised on page 23 to present the pro forma ratio of earnings to fixed charges in the format prescribed by Exhibit 12 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 107

Note 2.  Accounting Policies, page 112

4.                                      We note your disclosure that you are in the process of evaluating the accounting policies of Annaly and Hatteras.  Please tell us whether you expect to complete your review and include any material pro forma adjustments in your pro forma financial statements prior to effectiveness.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not yet completed its review of the accounting policies of Hatteras and cannot at this time provide an estimate of the expected completion of this process, which may not occur until after the closing of the proposed transaction.

Note 4.  Pro Forma Adjustments, page 115

5.                                      Please revise the footnotes to pro forma transaction adjustments (c), (e), (f) and (h) to the pro balance sheet at March 31, 2016 to present disaggregated information that sets forth how the amounts of the adjustments were calculated.  Your revisions should present the requested information in a self-balancing format that reconciles historical amounts to pro forma amounts and that disaggregates the components of each adjustment.  Please similarly revise pro forma transaction adjustments (a) and (b) to the statements of earnings for the periods ended March 31, 2016 and December 31, 2015.

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 115, 116 and 117 to present the footnotes to pro forma transaction adjustments.

Exhibit Index, page II-6

6.                                      Please file all outstanding exhibits, including the legality and tax opinions, in a timely manner so that we may have time to review them.

Response:  In response to the Staff’s comment, the Registration Statement has been revised to include all of the outstanding exhibits.

Exhibit 99.1 to Form S-4 | Consent of Goldman, Sachs & Co.

7.                                      The consent indicates that Goldman, Sachs & Co. has restricted the use of its Opinion Letter, and has authorized a consent limited to references “solely in connection with the filing of the Registration Statement.”  The consent expressly prohibits the use, circulation, quote, or reference to the Opinion Letter, or filing thereof, in any “proxy statement or other document except in accordance with [its] prior written consent.”  Please revise to affirmatively indicate, if true, that Goldman Sachs has consented to the inclusion of its Opinion as part of Exhibit No. (a)(4) to the Schedule TO, or advise.

Response:  In response to the Staff’s comment, the consent of Goldman Sachs has been revised in the Amendment No. 1 and Amendment No. 4 filings.

8.                                      We noticed that Goldman Sachs & Co. represents that it does not “admit that [it] come[s] within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.”  Please advise us of the legal basis supporting this representation.

Response:  In response to the Staff’s comment, the Company respectfully submits that in its consent, Goldman Sachs states that the giving of its consent does not in itself amount to an admission of Goldman Sachs’ status under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder (“Section 7”).  The Company has been advised by Goldman Sachs that Goldman Sachs does not contend, and does not intend to imply, that it has made a determination or representation regarding whether it is or is not within the category of persons whose consent is required under Section 7.  The Company has also been advised by Goldman Sachs that since Goldman Sachs has made no such determination or representation, there is no legal basis therefor of which Goldman Sachs may advise.

Exhibit 99.2 to Form S-4 | Letter of Election and Transmittal

9.                                      Annaly discloses, in capitalized text at page six, that its interpretation of the offer terms and conditions and associated instructions will be final and binding “to the fullest extent permitted by law.”  In addition, Annaly communicates that determinations regarding validity, form and eligibility (including timely receipt of tenders) will be made in its “sole discretion” and similarly will be “final and binding to the fullest extent permitted by law.”  Please revise the language Annaly has emphasized through the use of capitalized text to make clear that holders of Hatteras Common Stock may challenge Annaly’s determinations in a court of competent jurisdiction.

Response:  In response to the Staff’s comment, Exhibit 99.2 to the Registration Statement has been revised on pages 6 and 12.

Form 10-K for the Fiscal Year Ended December 31, 2015

Risk Factors

Risks Related to Credit Assets, page 20

10.                               Noting your disclosure on page 23 that you may be required to repurchase commercial or residential mortgage loans or otherwise indemnify the investors, please tell us and consider the need to revise future filings to address the following:

•                                          Whether or not you have been required to make repurchases or indemnify investors and, if so, the related amounts in each period and how your recorded them, and

•                                          Your total exposure to potential repurchases.

Response:  The Company respectfully advises the Staff that it has not been required to repurchase any loans. The Company’s activities that could give rise to such an obligation have been immaterial, as the outstanding principal balance of senior securitized mortgages as of December 31, 2015 were approximately $263 million. The Company will consider expanding its disclosure in future filings should such related activities become material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 52

11.                               Please explain to us in greater detail why it is necessary to eliminate premium amortization cost (benefit) related to constant prepayment rates in order to normalize core earnings and interest income.  In your response, explain to us how this information provides useful information to investors regarding your financial condition and results of operations.  Reference is made to Item 10(e) of Regulation S-K.

Response:  The Company recognizes income under the retrospective method on its Agency mortgage-backed securities, excluding Agency interest-only securities.  Premiums and discounts associated with the purchase of these securities are amortized or accreted over the projected remaining lives of the securities.  The effective interest rate determined for each security at each reporting date is applied as if it had been in place from the date of the security’s acquisition.  The amortized cost of the investment is then adjusted to the amount that would have existed had the new effective yield been applied since the acquisition date.

Changes in interest rates, the shape of the yield curve and other market factors will impact estimated prepayment speeds and associated projected remaining lives of the securities, which will result in variability in the estimated premium amortization expense from period to period.  Periods of market volatility, as have been prevalent in recent years, will create volatility in reported premium amortization expense.  The Company discloses a premium amortization adjustment, which quantifies the impact on periodic premium amortization expense of the sequential change in projected prepayment speeds and resultant changes to expected remaining lives during the period.

This additional disclosure is provided in response to requests from the investor and analyst communities to isolate and quantify the component of premium amortization expense associated with the change in estimated long term prepayment speeds. Because periodic adjustments to the amortized cost basis of securities accounted for under the retrospective method include a component attributable to the cumulative impact of changes in market conditions, such as those described above, the Company considers it useful to disclose the premium amortization expense excluding the impact of such changes to evaluate the Company’s financial performance on a stabilized, or “normalized”, basis. In future filings the Company will include in its disclosures an explanation of why the Company considers this information useful.

The Company believes the premium amortization cost (benefit) and normalized financial metrics are appropriately labeled non-GAAP. In addition, the Company discloses certain limitations with respect to its non-GAAP results, including limitations on comparative analysis of non-GAAP metrics to other market participants and their usefulness as an analytical tool.

Notes to the Consolidated Financial Statements

Note 3.  Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

12.                               We note that the company has elected the retrospective method for recognizing interest income on all Residential Investment Securities classified as available for sale for which it has not elected the fair value option.  Please tell us and consider the need to revise future filings to discuss the practical application of this policy, why it is appropriate under your circumstances, the amount of and specific nature of the Residential Investment Securities to which it is applied and the amount of revenue recognized under this policy.

Response:  In its Significant Accounting Policies note, under the heading “Agency Mortgage-Backed Securities, Agency Debentures, Non-Agency Mortgage-Backed Securities and CRT Securities,” the Company discloses, “In addition, the Company recognizes income under the retrospective method on substantially all of its Residential Investment Securities classified as available-for-sale for which it has not elected the fair value option.”  This statement represents a summary of the Company’s Revenue Recognition policy for Agency Mortgage-Backed Securities classified as available-for-sale for which it has not elected the fair value option.  Premium amortization expense on Residential Investment Securities, as reported in the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2015, totaled $793.7 million and was almost entirely attributable to the Company’s Agency mortgage-backed securities and Agency interest-only securities. Premium amortization expense recognized on the Company’s Residential credit investments was not meaningful. In future filings, the Company will update its Revenue Recognition disclosure to include its Revenue Recognition policy on all asset categories reported under Residential Investment Securities.  The proposed disclosure is included in the Company’s response to comment 13 below.

Note 4.  Residential Investment Securities, page F-16

13.                               Please tell us what consideration you gave, if any, to structuring your revenue recognition policies for your residential investment securities to more closely mirror the categories and characterizations of them that you present in this footnote.  For instance, we are not able to locate any specific references to many of the residential credit instruments disclosed in this footnote in your revenue recognition policy disclosures.

Response:  The Company structured its Revenue Recognition policy disclosure giving consideration to the significance of the individual security type to the overall size of the portfolio and the financial statements as a whole.  The Company will clarify its Revenue Recognition policy disclosure in future filings to more closely mirror the categories presented in the Residential Investment Securities footnote as follows:

Interest income from coupon payments is accrued based on the outstanding principal amounts of the Residential Investment Securities and their contractual terms.  In addition, the Company recognizes interest income under the retrospective method on its Agency mortgage-backed securities. Premiums or discounts associated with the purchase of these Agency mortgage-backed securities are amortized into interest income over the remaining projected lives of the securities.  Using a third-party supplied model and market information to project future cash flows and expected remaining lives of securities, the effective interest rate determined for each security is applied as if it had been in place from the security’s acquisition. The amortized cost of the investment is then adjusted to the amount that would have existed had the new effective yield been applied since the acquisition.  The adjustment to amortized cost is offset with a charge or credit to interest income. Changes in interest rates and other market factors will impact prepayment speed projections.

Premiums and discounts associated with the purchase of Agency interest-only securities and Residential credit securities are amortized or accreted into income based upon current expected future cash flows with any adjustment to yield made on a prospective basis.

Interest income for Agency Debentures is recognized by applying the interest method using contractual cash flows without estimating prepayments.

The table below summarizes the interest income recognition methodology for Residential Investment Securities:

Agency	Interest Income Methodology
Fixed-rate pass-through(1)	Retrospective
Adjustable-rate pass-through(1)	Retrospective
CMO(1)	Retrospective
Debentures(1)	Contractual cash flows
Interest-only(2)	Prospective

Residential Credit
CRT(2)	Prospective
Legacy(2)	Prospective
NPL/RPL(2)	Prospective
New issue(2)	Prospective
New issue interest-only(2)	Prospective

(1) Changes in fair value are recognized in Accumulated other comprehensive income

(2) Changes in fair value are recognized in Net unrealized gains (losses) on financial instruments measured at fair value through earnings

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

14.                               We note your disclosure in this section indicating that no specific portion of the management fee is allocated to the compensation of your executive officers, and that your Manager has sole discretion to determine the compensation it pays to its employees, including your executive officers.  We further note that it appears that your Manager does not currently manage other entities.  Please provide us your analysis as to how you determined that the compensation paid by your Manager to your executive officers does not require disclosure pursuant to Item 402 of Regulation S-K.  We note that Item 402(a)(2) requires disclosure of “all . . . compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries,” and further states:  “[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.”

Response:  As described in the Company’s Definitive Proxy Statement on Schedule 14A for the 2016 Annual Meeting of Stockholders (the “2016 Proxy Statement”), the Company’s management is conducted by the Manager through the authority delegated to it in the management agreement between the Company and the Manager (the “Management

Agreement”) and the policies established by the Company’s board of directors (the “Board”).  Pursuant to the Management Agreement, the Manager is responsible for managing the Company’s affairs, which includes providing the Company with individuals to act as its executive officers.  In exchange, the Company pays the Manager a single, aggregate management fee and does not separately compensate any of its executive officers.  The Company respectfully advises the Staff that the purpose of the management fee is not to provide compensation to its executive officers, but rather to compensate the Manager for the services it provides for the day-to-day management of the Company.

Under the terms of the Management Agreement, the Company is not entitled to review or approve compensation decisions made by the Manager.  In addition, the Manager does not consult with the Company or disclose to the Company any determinations made regarding compensation of executive officers.  Therefore, as discussed in the 2016 Proxy Statement, the Company’s Board has no policies applicable to, or decision-making role regarding, the manner in which the Manager uses the management fee to cover its operating expenses, including executive officer compensation.

The Company’s named executive officers are employees or owners of the Manager and are compensated by the Manager for a variety of services performed for the benefit of the Manager.  Some of those services may include fulfilling the terms of the Management Agreement, but others include the efficient operation of the Manager, including the hiring, performance evaluation and compensation of employees, contractors and vendors of the Manager. For those individuals that serve as the Company’s executive officers who hold an ownership interest in the Manager, part of the value they derive from the Manager is not specifically compensatory in nature but is tied to their ownership interests.  Although the Manager currently provides services only to the Company, the Manager is not precluded from providing service to other unrelated entities (other than REITs engaged in the management of mortgage-backed securities).  In addition, the Manager may invest in other entities or businesses and receive profit distributions as a result of such investments. Based on these facts, the Company further respectfully advises the Staff that the Company cannot accurately isolate or allocate compensation received by the executive officers of the Manager specifically to the performance of their duties as the Company’s executive officers.

Therefore, the Company respectfully advises the Staff that to attempt to provide compensation information about its executive officers could be misleading to its stockholders and would not serve the fundamental purposes of Item 402.  Such disclosure could lead to the inaccurate perception that the executive officers are employees of the Company rather than the Manager or that the Board or the Compensation Committee of the Board has some direct or indirect control over, participation in, or right to direct the Manager’s compensation determinations.

While the Company recognizes that the language in Item 402(a)(2) defining “compensation” is intentionally broad, the Company believes that the Commission’s requirement that third party transactions have a compensatory purpose reflects the Commission’s clear intent to limit the application of Item 402 to transactions that are part of an executive officer compensation program established by the registrant and its board of directors.  As such, the Company does not believe that it is intended to address circumstances where, as here, a registrant enters into a management agreement not for the purpose of furnishing its named executive officers compensation, but rather for the purpose of engaging a manager to manage the registrant’s affairs, which includes providing the registrant with individuals to act as executive officers.  The Company believes that this limitation is sensible given that one of the primary purposes of Item 402 is to provide information regarding how the board determines executive officer compensation in order for stockholders to evaluate the performance of the board in its oversight of management.  The purpose requirement in Item 402(a)(2) creates the necessary link between the payment and a registrant’s broader executive officer compensation program.

As noted above, in the Company’s case, the Company has no specific compensation arrangements for the Manager’s employees who are furnished pursuant to the Management Agreement to serve as the Company’s executive officers, and the Manager independently makes all compensation determinations for such employees without any direction by the Company’s Board and without reference to any specific policies or programs under the oversight of the Company’s Board.  Thus the compensation paid by the Manager to its employees who are serving as the Company’s named executive officers cannot be considered to be part of the Company’s executive officer compensation program.

As discussed above, the Company compensates the Manager for its services to the Company solely through payment of the management fee.  This management fee is disclosed in accordance with Item 404 of Regulation S-K in the 2016 Proxy Statement under the heading “Certain Relationships and Related Party Transactions.”

The Company does not separately reimburse the Manager for the costs of salaries, bonuses, benefits or other compensation expenses for services provided by the Company’s named executive officers.  The Company acknowledges that insofar as any such reimbursements are made in the future, the amount of such reimbursements would be subject to the disclosure requirements of Item 402.  Since no reimbursements have yet been made, the Company respectfully submits that no disclosure is required under Item 402 at this time.

Additionally, the Company acknowledges that insofar as the Company makes any equity awards to its named executive officers, such awards would be subject to the disclosure requirements of Item 402.  Since no equity awards have been made since the Company and the Manager entered into the Management Agreement, the Company respectfully submits that no disclosure is required under Item 402 at this time.

The Company notes that its approach to executive compensation disclosure is consistent with the interpretation of Item 402 that the Company and other similarly situated companies have taken for many years.  In the Company’s review of public filings made by other companies with similar management arrangements, the fees and other compensation paid to the manager are disclosed, but generally no other compensation information with respect to executive officers is included.  If the Commission deems the Management Agreement to have a compensatory purpose, that determination would effectively reverse the Commission’s longstanding approach to this issue.

Accordingly, based on the facts and analysis noted above, the Company respectfully submits that Item 402 disclosure is not required with respect to compensation paid by the Manager to individuals employed by the Manager who serve as the Company’s executive officers.

Schedule TO-T

Instruction K. (1) of Schedule TO

15.                               The above-captioned instruction defines the term “offeror” to mean any person who makes a tender offer or on whose behalf a tender offer is made.  At present, use of the singular term “Offeror” implies that only person is making the tender offer and is accordingly responsible for the disclosures and prompt payment for securities tendered.  Please revise the cover page of Schedule TO and the Offer to Exchange to remove any implication that Annaly is not an offeror within the meaning of this instruction or the tender offer.

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 1, 9, 11 and 32 and the cover page of the Schedule TO has been revised to clarify that Annaly is an “offeror” within the meaning of the tender offer rules.

Item 4 of Schedule TO

16.                               Please advise of the legal basis upon which Annaly concluded that offering three different choices for consideration satisfies its obligation to disclose the “type and amount of consideration.”  At present, at least two different types of consideration have been offered that could represent up to three different amounts.  See Item 1004(a)(1)(ii) of Schedule TO, Item 4 of Form S-4, and Paragraph 16 of Schedule A.

Response:  In response to the Staff’s comment, the Company believes that the Registration Statement, and in particular the sections entitled “The Offer—General,” “The Offer—Elections and Proration,” “Merger Agreement—The Offer,” and “Merger Agreement—Merger Consideration for Common Stock,” clearly and fully describe the consideration that Hatteras common stockholders will receive in the offer as required under Item 1004(a)(1)(ii) of Regulation M-A, Item 4 of Form S-4 and Paragraph 16 of Schedule A.  The Company believes that this disclosure at the time of the commencement of the exchange offer is sufficient such that affording Hatteras common stockholders choices as to the consideration they may elect does not conflict with the requirements of Item 1004(a)(1)(ii) of Regulation M-A, Item 4 of Form S-4 or Paragraph 16 of Schedule A.  Rule 14d-10(a)(2) specifically allows an offeror to offer more than one type of consideration in a tender offer so long as the security holders are afforded equal right to elect among each of the types of consideration offered and the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration.  In addition, as discussed more fully below in response to comments 17 and 18, in the adopting release for the best-price rule (Release No. 33-6653, dated July 17, 1986, the “Adopting Release”), the Commission stated that the requirement that each alternative form of consideration is offered is not intended to prohibit the bidder from imposing limitations on the amount of each type of consideration that will be available for payment, if such limitations are disclosed and if a proration mechanism is employed in the case of oversubscription.  In the Adopting Release, the Commission explained that “[W]here the limitations on the availability of each type of consideration and the proration protections afforded in the event of oversubscription are fully disclosed at the commencement of the offer, security holders will be adequately protected by the substantive protections mandated by the Williams Act,” and that “[t]he disclosure with respect to the proration mechanism should specify the limitations on the availability of each type of consideration as well as the type and amount of consideration to be paid to security holders in the event of an oversubscription.”

The Company believes that it has sufficiently disclosed the amount and type of consideration that Hatteras common stockholders will receive in the offer and that the proration formulas and numerical examples detailed in “The Offer—Elections and Proration,” clearly and fully describe the method to determine the amount of cash and/or number of shares that Hatteras common stockholders who make an all-cash or all-stock election will receive in the offer.

Item 1004(a)(1)(ii) requires a description of the “type and amount of consideration offered to security holders.”  The Company respectfully submits that Item 1004(a)(1)(ii) does not require disclosure of the exact number of shares and/or the exact amount of cash that each target shareholder will receive in the offer, depending on the results of pro ration.  In providing such information at the time of the commencement of the exchange offer for each of the three different choices in addition to providing the formulaic proration provisions and illustrative numerical examples for each of the oversubscription scenarios, the Company has provided to Hatteras common stockholders the information they need to make a fully informed investment decision.

Item 4(a)(1) of Form S-4 requires that the registrant furnish a summary of the terms of the acquisition agreement.  The Company respectfully submits that the section entitled “Merger Agreement” provides a sufficient summary of the terms of the merger agreement, and that specifically, the sections entitled “Merger Agreement—the Offer” and “Merger Agreement—Merger Consideration for Common Stock” provide adequate information concerning the amount and type of each of the three choices for consideration, and the procedures governing oversubscription and proration.

Paragraph 16 of Schedule A requires that the Registration Statement contain “the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed and any variation therefrom at which any portion of such security is proposed to be offered to any persons or classes of persons, other than the underwriters, naming them or specifying the class.”  Consistent with Rule 14d-10(a)(2) and the Adopting Release, the Company respectfully submits that the description of the alternative forms of consideration offered to Hatteras common stockholders and the proration formulas and numerical examples detailed in “The Offer—Elections and Proration,” clearly describe the method to determine the amount of cash and/or number of shares that Hatteras common stockholders will receive in the offer.

17.                               Advise of the legal basis upon which Annaly concluded that it will be able to determine that it will be paying the “highest consideration” to any security holder who tenders when security holders have a choice among three different selections for consideration.  See Rule 14d-10(a)(2).

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that providing an election between three alternative forms of consideration is compliant with Rule 14d-10(a)(2) through the application of Rule 14d-10(c), which provides that “[Rule 14d-10(a)(2)] shall not prohibit the offer of more than one type of consideration in a tender offer, provided, that:  (1) security holders are afforded equal right to elect among each of the types of consideration and (2) the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration.”

In the Adopting Release, the Commission stated that “where more than one type of consideration is offered, the types of consideration offered need not be substantially equivalent in value” as long as security holders are “afforded the right to elect among all types of consideration offered.”  The Commission specifically noted that it had initially proposed a substantially equivalent value requirement, but revised the final rule in light of remarks from several commentators.  Further, the Commission specifically stated that the requirement that each alternative form of consideration is offered is not intended to prohibit the bidder from imposing limitations on the amount of each type of consideration that will be available for payment, if such limitations are disclosed and if a proration mechanism is employed in the case of oversubscription.  The Commission stated that it agreed with commentators who suggested that “when alternative forms of consideration, such as cash and securities, are offered to all security holders, the bidder or issuer should be permitted to establish a limit on the amount of cash available for payment and, if the majority of security holders elect to receive cash for their tendered shares, the bidder or issuer should be permitted to pay cash to security holders on a pro rata basis.”  The Commission explained that “[W]here the limitations on the availability of each type of consideration and the proration protections afforded in the event of oversubscription are fully disclosed at the commencement of the offer, security holders will be adequately protected by the substantive protections mandated by the Williams Act,” and that “[t]he disclosure with respect to the proration mechanism should specify the limitations on the availability of each type of consideration as well as the type and amount of consideration to be paid to security holders in the event of an oversubscription.”

The Company respectfully submits that it believes the terms of the offer, including the election and the proration mechanism, and the related disclosure contained in the offer documents at the time of the commencement of the offer, fully comply with Rule 14d-10(a)(2), Rule 14d-10(c) and the requirements set forth in the Adopting Release.  As described in the sections of the Registration Statement entitled “The Offer—General” and “The Offer—Elections and Proration,” each holder of shares of Hatteras common stock has the right to elect among each of the three types of consideration offered.  The Company respectfully submits that consistent with the Adopting Release, the offer sets a limit on the amount of each type of consideration available, and that in the event of oversubscription of one type of consideration, the proration mechanism, which was prominently disclosed in the offer documents at the time of the commencement of the offer, will reduce that type of consideration on a pro rata basis.  The Company believes that the Registration Statement meets the applicable disclosure requirements by prominently and in several instances providing that “Hatteras common stockholders who make the all-cash election or the all-stock election will be subject to proration so that approximately 65.0% of the aggregate consideration in the offer will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the offer will be paid in cash.”  The section of the Registration Statement entitled “The Offer—Elections and Proration” provides the formulas for the proration procedures, along with numerical examples showing the type and amount of consideration to be paid in both an oversubscription of cash consideration scenario and an oversubscription of stock consideration scenario.  Thus, the Company respectfully submits that the offer satisfies the requirements of Rule 14d-10(a)(2) and the guidance of the Commission in the Adopting Release.

18.                               We noticed the disclosure that Hatteras security holders who make the all-cash election or the all-stock election will be subject to proration so that approximately 65.0% of the aggregate consideration in the offer will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the offer will be paid in cash.  Rule 14e-1(b), by its terms, applies to and regulates increases or decreases in the amount of consideration and requires that at least ten business days remain in the tender offer following notice of such change.  Given that Hatteras common stockholders may not receive all consideration in the form elected, and not become aware of such change unless and until the proration mechanism is activated, it appears as though the consideration offered is susceptible to increase or decrease at or following offer expiration.  Advise us of the legal basis upon which Annaly relied to conclude that its potential institution of a proration procedure was not inconsistent with Rule 14e-1(b).

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the proration procedure to be instituted in the offer is not an increase or decrease in the offer consideration that would require a ten business day extension under Rule 14e-1(b) because, as the Commission has clearly stated in the Adopting Release, the proration procedure was fully disclosed at the time of the commencement of the offer.  As discussed in the response to comment 17, the Commission has agreed with the position that “when alternative forms of consideration, such as cash and securities, are offered to all security holders, the bidder or issuer should be permitted to establish a limit on the amount of cash available for payment and, if the majority of security holders elect to receive cash for their tendered shares, the bidder or issuer should be permitted to pay cash to security holders on a pro rata basis.”  In the Adopting Release, the Commission stated that “[W]here the limitations on the availability of each type of consideration and the proration protections afforded in the event of oversubscription are fully disclosed at the commencement of the offer, security holders will be adequately protected by the substantive protections mandated by the Williams Act,” and that “[T]he disclosure with respect to the proration mechanism should specify the limitations on the availability of each type of consideration as well as the type and amount of consideration to be paid to security holders in the event of an oversubscription.”

In a footnote in the Adopting Release, the Commission explained that “[t]he imposition of limitations on the availability of consideration or changes in the proration mechanism after commencement of the offer, in the Commission’s view, would be substantially equivalent to an increase or decrease in the consideration offered and, accordingly, would require that the offer remain open for a minimum period of ten business days following such a change in the terms of the offer.”  However, the Company respectfully submits that the Company has disclosed the proration mechanism and limitations on the availability of each type of consideration at the time of the commencement of the offer, and therefore, no ten business day extension is necessary after the application of the proration mechanism following the expiration of the offer.  The Company also respectfully submits to the Staff that it will be impossible to apply the proration mechanism and then have the offer remain open for ten business days, during which time withdrawal rights would be available, as the proration mechanism depends entirely on the number of shares of Hatteras common stock that have been tendered and not withdrawn and for which an election is made.  Any withdrawal would be deemed a revocation of an election and would therefore affect the calculation of the proration requirements.  If the rule were interpreted in this manner, the Company would be unable to complete the offer, as the Company would need to keep extending the offer after each withdrawal and the resulting change in the prorated number of shares or cash available to be paid to Hatteras common stockholders.  The Commission’s guidance in the Adopting Release was designed specifically to allow companies to avoid this potential never-ending extension scenario in a transaction that provides shareholders an ability to elect between different forms of consideration that are subject to limits.

Based on the foregoing, the Company respectfully submits that because it has provided full disclosure of the limitations of the proration procedures at the commencement of the offer, the eventual determination of the proration requirements does not constitute an increase or decrease in the offer consideration under Rule 14e-1(b) that would require a ten business day extension.

19.                               The disclosure indicates that Annaly will, “as soon as practicable following the expiration date,” accept for exchange, and will exchange, all shares of Hatteras common stock validly tendered and not validly withdrawn prior to the expiration date.  Annaly’s legal obligation, however, is to pay for or return the tendered shares promptly after offer expiration.  Please revise this disclosure to conform to the legal standard enunciated in Rule 14e-1(c).

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 14 and 66.

20.                               We noticed the assertion that the listed offer conditions may be asserted by the bidders regardless of the circumstances giving rise to such condition.  Revise to remove the implication that the Offer may be terminated based on actions or inactions completely within the control of bidders.

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 4 and 75.

21.                               We noticed the “final and binding” language characterizing decisions made by the bidders with respect to the validity of any notice a withdrawal right.  Notwithstanding the qualification that such determinations are final and binding “to the fullest extent permitted by law,” please revise to disclose that security holders may challenge the Offerors’ determinations in a court of competent jurisdiction.

Response:  In response to the Staff’s comment, Exhibit 99.2 to the Registration Statement has been revised on page 12 and the Registration Statement has been revised on pages 67 and 70.

Item 7 of Schedule TO | Source and Amount of Funds

22.                               Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.  If there are no such arrangements, please revise to so state.  Refer to Item 1007(b) of Regulation M-A.

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 15 and 80.

Item 10 of Schedule TO | Selected Historical Financial Data of Annaly

23.                               Item 10(a) of Schedule TO incorporates by reference financial information included under the above-captioned heading in the Form S-4 and a related reference to “Where to Obtain More Information.”  Instruction 6 to Item 10 of Schedule TO, however, requires that a summary of such financial information must be published in the offering document and provided in accordance with Item 1010(c) of Regulation M-A to the extent so incorporated.  The summary disclosures under the above heading appear incomplete for this purpose.  Please revise to provide complete summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO.  For example, balance sheet information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly disclosed.  For more guidance, see Division of Corporation Finance Interpretation I.H.7, accessible via the following link:  http://www.sec.gov/interps/telephone/phonesupplement3.htm

Response:  In response to the Staff’s comment, the Registration Statement has been revised on pages 19 and 21.

* * * * *

We hope that the foregoing, and the revisions set forth in Amendment No. 1 and Amendment No. 4, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1234 or by email at AOEmmerich@wlrk.com or Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Adam O. Emmerich
Adam O. Emmerich

cc:                                R. Nicholas Singh, Annaly Capital Management, Inc.

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Dan Duchovny, Securities and Exchange Commission